Place Technology
Sponsored (demo) ·

Austin-based Place Technology is raising money from new investors on Wefunder.

▶️ 👇 Founder & CEO Brandon Metcalf on where we've been, what we're up to, and where we're headed.

Legal disclosure: https://bit.ly/32Aaay4


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Invest in Place Technology on Wefunder (starting at $100)

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